

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

June 26, 2007

By facsimile to (941) 531-4935 and U.S. Mail

Mr. Michael B. Cranfill
Chairman and President
Shimoda Marketing, Inc.
116 West McLeroy Boulevard
Saginaw, TX 76179

Re: Shimoda Marketing, Inc.
        Pre-effective Amendment 4 to Registration Statement on Form SB-2
        Filed May 25, 2007
        File No. 333-132791

Dear Mr. Cranfill:

        We reviewed the filing and have the comments below.

General

1.   Refer to prior comment 2. Your amendment that was filed on May 25, 2007 should have
        included interim financial statements for the three months ended March 31, 2007. In
        each amendment that you file, please provide updated financial statements and related
        disclosures, as necessary, to comply with Item 310(g) of Regulation S-B.

Table of Contents, page iv

2.   The table of contents must show the page number of the various sections or subdivisions
        of the prospectus. See Item 502(a) of Regulation S-B, and revise.

Number of Shares Being Offered, page 1

3.   Refer to prior comment 13. Disclosure that selling securityholders who are affiliates may
        sell their shares at $1.00 during the duration of the offering is inconsistent with

disclosures elsewhere, including the prospectus' outside front cover page and the selling security holders section, that <u>all</u> selling securityholders may sell their shares at $1.00 per share until the shares are traded on the Over-the-Counter Bulletin Board or other exchange and after that at market prices or in privately negotiated transactions. Additionally, please state that the selling securityholders <u>will</u> sell at $1.00, not that they <u>may</u> sell at $1.00. Please revise the disclosure here to conform to the disclosures elsewhere in the registration statement.

<u>Selected Financial Data, page 1</u>

4.   Please revise your statement of operations data for fiscal year 2005 to include cost of sales.

<u>Risk Factors, page 2</u>

5.   Since revised disclosure in response to prior comment 14 indicates that SMI's present status is that of a sales and marketing representation company for OEM suppliers, revise the eleventh risk factor to make clear that changes in the prices of automotive equipment affect the prices at which SMI is able to sell and market automotive equipment of OEM suppliers. As drafted, it would appear that SMI is the manufacturer of the automotive equipment that it sells and markets for OEM suppliers.

<u>Plan of Distribution, page 10</u>

6.   Disclosure states that SMI expended $28,120 of the estimated offering cost as of December 31, 2006. Update the disclosure to the most recent date practicable.

<u>Business Development, page 11</u>

7.   Based on the response to prior comment 14 that SMI's present status is that of a sales and marketing representation company for OEM suppliers, there does not appear to be a reasonable basis for the representation in the first bullet point on page 11 that SMI's service includes "Management of global supply line for clients." Please revise to clarify or delete the bullet point.

<u>Principal Products or Services and Their Markets, page 11</u>

8.   If Forward Lift represented 73% of SMI's business during the year ended December 31, 2006, it would appear that all other distribution representation and consulting services represented 27% and not 38% of SMI's business during that period. Please revise.

9.   Revised disclosure indicates that SMI began its expansion into collision equipment in May 2006 and that this initial expansion should take approximately 12 months. Since 12 months have passed, clarify whether SMI believes that it has completed successfully the initial expansion.

Our Competition, page 15

10.   Identify the national player emerging in the industry with over 400 independent service centers that will cooperate with SMI for exclusive national arrangements.

11.   We note the response to prior comments 7, 16, and 17 and revised disclosure that SMI intends to be a national sales and marketing representative for NARD. Clarify that although SMI continues to communicate with NARD with the intention of entering into an agreement in the future, there is no agreement between SMI and NARD as of the date of the prospectus. Further, confirm that SMI will file as an exhibit to the registration statement an agreement between SMI and NARD that is executed before the registration statement's effectiveness.

Sources and Availability of Raw Materials, page 16

12.   Refer to prior comment 7 and the disclosure that SMI has a dependence on two specific suppliers and has agreements with them. If the two specific suppliers are Rotary Lift and Chief Automotive Technologies, so indicate. If not, identify the specific suppliers and file the agreements with them as exhibits to the registration statement.

Dependence on Limited Customers, page 16

13.   Based on revised disclosure that Forward Lift will account for 63% of SMI's revenue in 2007, there is no reasonable basis for the statement "At the present time we do not have to rely on one (1) major customer for the majority of our revenue." Please revise.

Our Employees, page 17; Employees, page 22

14.   Disclosure states that SMI had one employee as of December 31, 2006. Update the disclosure to the most recent date practicable.

Certain Relationships and Related Transactions, page 17

15.   We read that DACK LLC received no compensation in 2005. Please revise your
        disclosure to clarify whether this occurred because DACK LLC did no work for you in
        2005 or because DACK LLC provided services to you at no cost in 2005. If DACK LLC
        provided services to you at no cost, please explain to us in reasonable detail why DACK
        LLC was willing to provide you services at no cost and how you accounted for your
        receipt of these services, including the accounting guidance that you relied upon. If
        DACK LLC provided services to you at no cost, you should also revise your related party
        transactions footnote to your 2005 financial statements to provide the disclosures
        required by SFAS 57.

16.   File as an exhibit to the registration statement the information about the verbal contract
        between SMI and CRMI that SMI gave us in response to prior comment 41. Further, as
        requested previously, include the lease's principal provisions in the body of the
        prospectus.

Our Business, page 18

17.   We note the response to prior comment 4. Please delete the phrase "through subsequent
        offerings" in the first paragraph on page 19.

18.   We note the response to prior comment 8. Expand the disclosure to indicate that under
        the Rotary Lift agreement the designated territory for SMI to act as Rotary Lift's
        independent sales representative is the United States, Canada, and Mexico.

19.   We note the response to prior comment 9. Since paragraph D of the management
        agreement filed as exhibit 10.3 to the registration statement stipulates that the term of the
        Chief Automotive Technologies, Inc. agreement may be extended only by mutual written
        agreement, file as an exhibit to the registration statement the agreement extending the
        management agreement's term.

20.   Disclosure states that SMI's website is operational and that its Internet address is
        www.shimoda.us. The website does not appear to be operational. Please revise or
        advise.

Results of Operations for the Period Ended December 31, 2006, page 23

21.   Refer to prior comment 33. As previously requested, please revise MD&A to discuss the
        specific nature of the services that Mr. Cranfill provided during 2006 and to disclose

whether any of the consulting income you recorded was related to any termination or separation agreement between him and Forward Lift.

22.   We read that your revenue increased approximately $363,313 from 2005 and your expenses compared to 2005 were approximately $87,974 more. Please reconcile these amounts to your table 3.0 on page 21 and to your historical financial statements.

Results of Operations Ended December 31, 2005, page 24

23.   We note your analysis of cash flows used by operating activities. Please ensure that your analysis agrees to the restated cash flow statement seen on page F-13.

24.   The statements that SMI's agreements with Rotary Life and Chief Automotive Technologies, Inc. are part of its normal course of business operations and are not considered material contracts by SMI are inconsistent with the responses to prior comment 7, including exhibits 10.1 and 10.2 to the registration statement. Please delete the statements.

Liquidity and Capital Resources, page 24

25.   We read on page 25 that during 2005 your board authorized the sale of shares of your stock at $0.01 per share and that as of June 30, 2005 you had sold 6,700 shares of stock pursuant to this authorization. As previously requested, please revise all share and per share data to retroactively reflect your stock split.

Security Ownership of Certain Beneficial Owners and Management, page 28

26.   Disclosure states that the table reflects beneficial ownership as of March 31, 2007. Update the disclosure to the most recent date practicable.

Financial Statements for the year ended December 31, 2006
Statements of Operations, page F-4

27.   We note your response to prior comment 33 and the officer compensation expense that you included in your statements of operations for 2006 and 2005. Given your disclosures concerning Mr. Cranfill's activities during each year, please help us understand how you determined the amount of compensation expense for each year. Additionally, it is not clear to us why there are no costs of services included in determining gross profits. Please advise or revise.

Note B – Significant Accounting Policies

Revenue Recognition, page F-7

28.   We note your response to the fifth and sixth bullet points of prior comment 34. Please revise your 2006 revenue recognition footnote to provide a robust discussion of each type of service provided during 2006 and how you recognized revenue for each type of service. For example, you should separately address how you earn commissions and when commission revenue is recognized. You should clarify your reasons for presenting sales on a net basis. You should also separately address any other services that you provide, including whether you earned revenues for the distribution channel setup/management that you referred to in your response and how you recognized such revenues. To the extent that you are recognizing revenues for after-the-sale servicing, given your response to the sixth bullet point of prior comment 34, you should clearly disclose how you determine the amount of revenue related to such servicing and when this revenue is recognized.

29.   We note from your disclosures on page 11 that you subcontract the installation and after-the-sale servicing of equipment that you sell. Please tell us if this disclosure applies to your historical sales. If so, please explain to us the terms of the agreements for installation and after-the-sale servicing between you and your customers and you and any subcontractors that you use to provide these services. Please provide us your analysis of whether revenues from these services should be recognized gross or net under EITF 99-19.

Concentration of Credit Risk, page F-7

30.   We note your response to prior comment 35. Please tell us whether any of your accounts receivable at December 31, 2006 related to Forward Lift. If applicable, please revise your footnote to quantify the amount due from Forward Lift. Additionally, please tell us how much of your December 31, 2006 accounts receivable balance you have collected as of the latest practicable date.

Income Taxes, page F-7

31.   We note that you have a deferred tax liability and that you recorded income tax expense. Please provide all the disclosures required by SFAS 109.

Note D – Related Party Transactions, page F-8;
Note H – Rent, page F-8

32.   We note your statements that you believe related party transactions are at arm's length
        market rates. Unless you are able to adequately demonstrate to us how each
        representation regarding a related party transaction can be substantiated, you should
        remove all such statements from your filing in accordance with paragraph 3 of SFAS 57.

33.   Please help us to understand why you do not provide the disclosures required by
        paragraph 2 of SFAS 57 for services received from DACK LLC. We note your
        disclosures on page 17.

Financial Statements for the Year Ended December 31, 2005
Note B – Significant Accounting Policies
Revenue Recognition, page F-14

34.   We read that you act as a principal in equipment sales, have latitude in negotiating sales
        price, and bear credit risk of being paid by the customer. We also note your disclosure
        under Item 2 on page 15 that you do not take title or bear risk of ownership for equipment
        that you distribute. Please provide us your analysis as to why this equipment sale should
        be recognized on a gross basis under EITF 99-19.

35.   We read in your response to the final bullet point of prior comment 34 that your
        agreements covering the sale, installation, and servicing of equipment do not provide for
        you to earn distinct amounts of revenues for each activity. We also read in your policy
        that you are responsible for the "satisfactory completion" of the transaction. Please tell
        us if the 2005 equipment sale included any agreed upon installation or servicing. Please
        explain to us how you determined it was appropriate to recognize revenue for the total
        contract price when the equipment was shipped, including the accounting literature you
        relied on. In addition, please clarify whether cost of sales includes installation and
        service costs. Please describe each ancillary product and service that you provide and
        how you account for them. Please tell us the terms of the agreements for installation and
        any ancillary products/services between you and your customers and you and any
        subcontractors that you use to provide these services, and provide us your analysis of
        whether revenues from these services should be recognized gross or net under EITF 99-
        19.

Concentration of Credit Risk, page F-14

36.   We read that 97% of your revenue for 2005 was to a single customer that was unrelated to you. Please reconcile this statement with your disclosure under Note D that states your president is also president of your individual largest customer. If your largest customer is Forward, it is not clear to us how you concluded on page F-14 that Forward is an unrelated party. If not, it is not clear to us how your disclosure on page F-15 is accurate. Please revise your footnotes to clarify this matter.

Note D – Related Party Transactions, page F-15

37.   We are unable to locate the revised disclosure requested in prior comment 36. Therefore, we reissue the comment. We read that your president was also president of your largest customer in 2005. We assume that you are referring to Forward. Please clarify whether you were buying equipment from Forward or selling equipment to Forward. If you were selling equipment to Forward, as previously requested, separately quantify and identify related party transactions on the face of your statement of operations.

Note F – Earnings per Common Share, page F-15

38.   Please remove the line "September 30, 2005 – 1,653,300 additional common shares issued as a result of the forward stock split" from your roll-forward of common stock outstanding. This presentation is inconsistent with our requests to retroactively reflect your stock split; the stock activity on the face of your equity statement; and the last sentence in note F. Also, please correct the number of shares issued on June 30, 2005.

Exhibit Index

39.   As requested in comment 65 in our April 21, 2006 letter, include an exhibit index immediately before the exhibits filed with the registration statement as required by Rule 102(d) of Regulation S-T.

Closing

        File an amendment to the SB-2 in response to the comments. To expedite our review, SMI may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If SMI thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since SMI and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

If SMI requests acceleration of the registration statement's effectiveness, SMI should furnish a letter at the time of the request acknowledging that:

- Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

- The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve SMI from its full responsibility for the adequacy and accuracy of the registration statement's disclosures.

- SMI may not assert our comments or the declaration of the registration statement's effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that SMI provides us in our review of the registration statement or in response to our comments on the registration statement.

We will consider a written request for acceleration of the registration statement's effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and by delegated authority grant acceleration of the registration statement's effectiveness.

You may direct questions on accounting comments to Jennifer K. Thompson, Staff Accountant, at (202) 551-3737 or Anne M. McConnell, Senior Staff Accountant, at (202) 551-

3709. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3767.

                                      Very truly yours,

                                        Jennifer R. Hardy
                                        Legal Branch Chief

cc: Ms. Barbara S. Cranfill
          Agent for Service, Shimoda Marketing, Inc.
          5113 Central Avenue
          St. Petersburg, FL 33707

          Diane J. Harrison, Esq.
          6860 Gulfport Boulevard South, No. 162
          South Pasadena, FL 33707